Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS REPORTS

SECOND QUARTER 2020 RESULTS

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, August 6, 2020 – Brookfield Property Partners L.P. (NASDAQ: BPY; NASDAQ: BPYU; TSX: BPY.UN) (“BPY”) today announced financial results for the quarter ended June 30, 2020.

“The second quarter of 2020 brought unprecedented challenges to the commercial real estate industry, in addition to the broader economy and society as a whole. I am extremely proud of the thousands of dedicated Brookfield real estate employees around the globe who all played an integral role in preparing our properties for safe re-opening, and it's gratifying to see our tenants return to their buildings and resume operations,” said Brian Kingston, Chief Executive Officer.

Financial Results

Company FFO (CFFO) was $178 million for the quarter ended June 30, 2020, compared to $335 million in the prior-year period. CFFO was impacted significantly this quarter by the widespread closures of our Hospitality and Retail assets due to the global economic shutdown, and the prior-year period benefited from a transaction gain of $38 million. In the prior-year period, CFFO and realized gains benefited from higher realizations in our LP investment strategy.

Net income for the quarter ended June 30, 2020 was a loss of $1,512 million ($(1.26) per LP unit) versus a gain of $23 million ($0.12 per LP unit) for the same period in 2019. The decrease in net income over the prior year period is primarily attributable to an unrealized reduction in asset values across the portfolio.

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per unit amounts)	2020	2019	2020	2019
Net income(1)	$(1,512)	$23	$(1,885)	$736
Company FFO and realized gains(2)	$178	$362	$501	$729
Company FFO(2)	$178	$335	$487	$642
Net income per LP unit(3)(4)	$(1.26)	$0.12	$(1.74)	$0.44
Company FFO and realized gains per unit(4)(5)	$0.18	$0.38	$0.51	$0.76

(1)	Consolidated basis – includes amounts attributable to non-controlling interests.
(2)	See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” in this press release for the definition and components.
(3)	Represents basic net income attributable to holders of LP units. IFRS requires the inclusion of preferred shares that are mandatorily convertible into LP units at a price of $25.70 without an add-back to earnings of the associated carry on the preferred shares.
(4)	Net income attributable to holders of LP units and Company FFO and realized gains per unit are reduced by preferred dividends of $11 million and $20 million for the three and six months ended June 30, 2020, respectively, in determining per unit amounts.
(5)	Company FFO and realized gains per unit are calculated based on 935.6 million (2019 – 952.1 million) and 939.5 million (2019 – 961.4 million) units outstanding for the three and six months ended June 30, 2020, respectively.

Brookfield Property Partners L.P. 1

Operating Highlights

Our Core Office business generated CFFO of $126 million for the quarter ended June 30, 2020 compared to $187 million in the same period in 2019. The decrease in CFFO is primarily attributable to a transaction gain of $38 million recognized in the prior-year period, and a decrease this quarter in contributions from our parking and retail operations. Rent collections in our office portfolio in the second quarter were largely uninterrupted and consistent with historical periods.

Despite a challenging operating environment resulting from the global economic shutdown, Core Office leasing activity in the second quarter totaled 0.7 million square feet spread across all of our major markets, executed at rents 16% higher on average than expiring leases in the period. Occupancy in the portfolio decreased 20 basis points to 92.3%, with a remaining weighted average lease term of 8.6 years.

Our Core Retail operations generated CFFO of $140 million for the quarter ended June 30, 2020 compared to $170 million in the comparable period in 2019. The current quarter results were impacted significantly by widespread mandated closures in our U.S. retail portfolio related to the global economic shutdown, which caused a decline in mall revenues, fee income, and an increase in credit loss reserves.

Our Core Retail business leased approximately 7.4 million square feet over the past 12 months with suite-to-suite rent spreads of 7%. Our same-store properties were 95% leased for the quarter ended June 30, 2020, consistent with the prior year. On a year-over-year basis, in-place rents were up 1.1%1. Rent collections in this portfolio in the second quarter were approximately 34%, with July collections trending significantly stronger.

Our LP Investments generated CFFO and realized losses of $8 million for the quarter ended June 30, 2020, compared to earnings of $106 million in the comparable period in 2019. Results in the current quarter were negatively impacted by a year-over-year decrease in earnings from our Hospitality investments of $78 million ($0.08 per unit) due to property closures, and a decline in transaction gains.

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Company FFO and realized gains:
Core Office	$126	$187	$261	$327
Core Retail	$140	$170	$335	$354
LP Investments	$(8)	$106	$68	$252
Corporate	$(80)	$(101)	$(163)	$(204)
Company FFO and realized gains(1)	$178	$362	$501	$729

(1) See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this press release for the definitions and components.

Dispositions

In the second quarter, we completed $63 million of gross asset dispositions at our share, at prices that were 3% higher than our IFRS carrying values. These sales generated approximately $21 million in net proceeds to BPY.

New Investments

•	Restructured joint venture at Water Tower Place in Chicago to increase ownership from 43% to 94% through assumption of partner's proportionate debt liability ($153 million).

•	Subsequent to quarter-end, committed €100 million ($112 million) to the Brookfield European Real Estate Partnership, a new Brookfield Asset Management (BAM)-sponsored open-ended private real estate fund focused on acquiring a diversified collection of high-quality properties and portfolios in Western Europe. This fund closed on its maiden investment in the second quarter with the acquisition of 42 Paridis, a 66,000-square-foot office building in central Paris for €102 ($111) million (€14 ($15) million at BPY's share).

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1 In-place rents reflect retail tenants <10K square feet

Brookfield Property Partners L.P. 2

Balance Sheet Update

To increase liquidity and extend the maturity of our debt, during the second quarter we executed the following financing transactions:

•	Refinanced 655 New York Ave. in Washington, DC for $494 million with a two-year (five years fully extended) mortgage at a floating interest rate of LIBOR +2.25%, generating net proceeds of $106 million.

•	Refinanced Silver Spring Metro Plaza in Maryland for $110 million with a five-year mortgage at a floating interest rate of LIBOR +2.25%, generating net proceeds of $2 million.

•	Financed first phase of Halley Rise — a 352-unit high-rise multifamily building in Reston, VA — with a three-year (five years fully extended) construction loan totaling $111 million at a floating interest rate of LIBOR +2.75%.

•	Financed 1100 Avenue of the Americas in New York for $171 million with a five-year construction loan at a floating interest rate of LIBOR +1.95%.

•	Extended mortgage maturities for an average of one year on five Core Retail assets totaling approximately $1.2 billion.

Ended the quarter with $6.0 billion of group-wide liquidity, including $1.5 billion of cash on hand, $2.8 billion of corporate and subsidiary credit facilities and $1.7 billion of undrawn construction facilities.

Substantial Issuer Bid

On July 6, 2020, we launched a substantial issuer bid ("SIB") to purchase up to 74,166,670 of BPY’s limited partnership units from public unitholders for a price of $12.00 per unit, for a total value of approximately $890 million. The SIB is being funded by Brookfield Asset Management and certain of its institutional clients and is set to expire on August 28, 2020.

Unit Repurchase Program

Utilizing our in-place normal course issuer bid (“NCIB”), we purchased 2,641,196 of BPY units in the second quarter of 2020 at an average price of $8.45 per unit.

COVID-19 Relief

As an organization, we are continuing to utilize our various real estate locations, human and financial resources to do our part in contributing to the COVID-19 relief efforts around the globe. To date, Brookfield's global real estate business has donated over $4 million in either cash or supplies to various relief efforts. We have also expanded our employee matching gift program from a 1:1 to a 2:1 match for employees' donations directed toward pandemic relief efforts. Our efforts to mitigate the pandemic are ongoing and we continue to identify opportunities to contribute.

Distribution Declaration

The Board of Directors has declared a quarterly distribution on the partnership’s LP units of $0.3325 per unit payable on September 30, 2020 to unitholders of record at the close of business on August 31, 2020.

The quarterly distributions on the LP units are declared in U.S. dollars. Registered unitholders residing in the United States shall receive quarterly cash distributions in U.S. dollars and registered unitholders not residing in the United States shall receive quarterly cash distributions in the Canadian dollar equivalent, based on the Bank of Canada exchange rate on the record date. Registered unitholders residing in the United States have the option, through Brookfield Property Partners’ transfer agent, AST Trust Company (Canada) ("AST"), to elect to receive quarterly cash distributions in the Canadian dollar equivalent and registered unitholders not residing in the United States have the option through AST to elect to receive quarterly cash distributions in U.S. dollars. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held to discuss their options regarding distribution currency.

Brookfield Property Partners L.P. 3

The Board of Directors has also declared quarterly distributions on the partnership’s Class A Series 1, Series 2 and Series 3 preferred units of $0.40625 per unit, $0.39844 per unit and $0.35938, respectively, payable on September 30, 2020 to holders of record at the close of business on September 1, 2020.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly letter to unitholders and supplemental information package can be accessed before the market open on August 6, 2020 at bpy.brookfield.com. This additional information should be read in conjunction with this press release.

* * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO and realized gains (“Company FFO and realized gains”) and net income attributable to unitholders.

Company FFO and realized gains, and net income attributable to unitholders are also presented on a per unit basis. NOI, same-property NOI, FFO, Company FFO and realized gains, and net income attributable to unitholders do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Partnership uses NOI, same-property NOI, FFO, Company FFO and realized gains, and net income attributable to unitholders to assess its operating results. These measures should not be used as alternatives to Net Income and other operating measures determined in accordance with IFRS, but rather to provide supplemental insights into performance. Further, these measures do not represent liquidity measures or cash flow from operations and are not intended to be representative of the funds available for distribution to unitholders either in aggregate or on a per unit basis, where presented.

NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. As NOI includes the revenues and expenses directly associated with owning and operating commercial property and hospitality assets, it provides a measure to evaluate the performance of the property operations.

Same-property NOI is a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows the Partnership to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance from investing activities and “one-time items,” which for the historical periods presented consist primarily of lease termination income.

FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property (except gains (losses) related to properties developed for sale), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. The Partnership’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. In addition to the adjustments prescribed by NAREIT, the Partnership also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of its subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if the Partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. The Partnership’s FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. FFO provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs.

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Company FFO and realized gains is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments, realized gains in the partnership’s LP Investment segment and the partnership’s share of BSREP III Company FFO and realized gains. Realized LP Investment gains represent income earned on investing activity when fund investments are realized, inclusive of associated change in carried interest to be due at a future date to the general partner of the relevant Brookfield Asset Management-sponsored funds. The partnership accounts for the investment in BSREP III as a financial asset and income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO and realized gains presentation.

Net income attributable to unitholders is defined as net income attributable to holders of general partnership units and limited partnership units of the Partnership, redeemable/exchangeable and special limited partnership units of Brookfield Property L.P., limited partnership units of Brookfield Office Properties Exchange LP and Class A shares of Brookfield Property REIT Inc. Net income attributable to unitholders is used by the Partnership to evaluate the performance of the Partnership as a whole as each of the unitholders participates in the economics of the Partnership equally. In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred units in the basic average number of units outstanding.

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About Brookfield Property Partners

Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier real estate companies, with approximately $86 billion in total assets. We own and operate iconic properties in the world’s major markets, and our global portfolio includes office, retail, multifamily, logistics, hospitality, self-storage, triple net lease, manufactured housing and student housing.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with over $525 billion in assets under management. More information is available at www.brookfield.com.

Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT Inc. is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Certain investor relations content is also available on our investor relations app, which offers access to SEC filings, press releases, presentations and more. Click here to download on the iPhone or iPad, or here for Android mobile devices.

Brookfield Property Partners L.P. 5

Brookfield Contacts:

Matt Cherry	Kerrie McHugh
Senior Vice President, Investor Relations	Senior Vice President, Communications and Branding
Tel: (212) 417-7488	Tel: (212) 618-3469
Email: matthew.cherry@brookfield.com	Email: kerrie.mchugh@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access BPY’s second quarter 2020 results as well as the letter to unitholders and supplemental information on BPY’s website at bpy.brookfield.com.

The conference call can be accessed via webcast on August 6, 2020 at 11:00 a.m. Eastern Time at bpy.brookfield.com or via teleconference by dialing +1 (844) 358-9182 toll-free in the U.S. and Canada or +1 (478) 219-0399 for overseas calls, conference ID: 4575078 , five minutes prior to the scheduled start of the call. A recording of the teleconference can be accessed by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls, conference ID: 4575078.

Forward-Looking Statements

This communication contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of the recent global economic shutdown; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States. In addition, our future results may be impacted by risks associated with the global economic shutdown caused by a novel strain of coronavirus, COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations on our investments and real estate properties, and we may be unable to achieve our expected returns.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Brookfield Property Partners L.P. 6

CONSOLIDATED BALANCE SHEETS

	Jun. 30,	Dec. 31,
(US$ Millions)	2020	2019
Assets
Investment properties	$74,081	$75,511
Equity accounted investments in properties	19,425	20,764
Property, plant and equipment	6,772	7,278
Financial assets	1,387	1,250
Accounts receivable and other	5,153	5,015
Cash and cash equivalents	1,530	1,438
Assets held for sale	137	387
Total Assets	$108,485	$111,643
Liabilities
Corporate borrowings	$1,846	$1,902
Asset-level debt obligations	46,910	47,466
Subsidiary borrowings, non-recourse to BPY	6,667	6,022
Capital securities	3,055	3,075
Deferred tax liability	2,491	2,515
Accounts payable and other liabilities	5,867	5,588
Liabilities associated with assets held for sale	70	140
Equity
Preferred equity	699	420
General partner	4	4
Limited partners	11,935	13,274
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	11,921	13,200
Limited partner units of Brookfield Office Properties Exchange LP	78	87
FV LTIP units of the operating partnership	52	35
Class A shares of Brookfield Property REIT Inc.	1,506	1,930
Interests of others in operating subsidiaries and properties	15,384	15,985
Total Equity	41,579	44,935
Total Liabilities and Equity	$108,485	$111,643

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CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended		Six Months Ended
	Jun. 30,		Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Commercial property and hospitality revenue	$1,351	$1,889	$3,121	$3,854
Direct commercial property and hospitality expense	(551)	(785)	(1,321)	(1,627)
	800	1,104	1,800	2,227
Investment and other revenue	86	137	216	245
Share of net earnings from equity accounted investments	(757)	826	(793)	1,090
	129	2,067	1,223	3,562
Expenses
Interest expense	(599)	(710)	(1,308)	(1,456)
Depreciation and amortization	(83)	(85)	(170)	(170)
General and administrative expense	(195)	(219)	(391)	(442)
Investment and other expense	(9)	—	(13)	(10)
	(757)	1,053	(659)	1,484
Fair value gains, net	(803)	(1,092)	(1,113)	(722)
Income tax (expense) benefit	48	62	(113)	(26)
Net income	$(1,512)	$23	$(1,885)	$736

Net income attributable to:
General partner	$—	$—	$—	$—
Limited partners	(586)	57	(814)	203
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	(586)	59	(810)	209
Limited partner units of Brookfield Office Properties Exchange LP	(3)	1	(5)	2
FV LTIP units of the operating partnership	(3)	—	(2)	—
Class A shares of Brookfield Property REIT	(75)	10	(108)	46
Interests of others in operating subsidiaries and properties	(259)	(104)	(146)	276
	$(1,512)	$23	$(1,885)	$736

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RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended		Six Months Ended
	Jun. 30,		Jun. 30,
(US$ Millions)	2020	2019	2020	2019
Commercial property and hospitality revenue	$1,351	$1,889	$3,121	$3,854
Direct commercial property and hospitality expense	(551)	(785)	(1,321)	(1,627)
NOI	800	1,104	1,800	2,227
Investment and other revenue	86	137	216	245
Share of equity accounted income excluding fair value gains	151	208	365	445
Interest expense	(599)	(710)	(1,308)	(1,456)
General and administrative expense	(195)	(219)	(391)	(442)
Investment and other expense	(9)	—	(13)	(10)
Depreciation and amortization of non-real estate assets	(17)	(15)	(35)	(31)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(47)	(214)	(190)	(429)
FFO	170	291	444	549
Depreciation and amortization of non-real estate assets, net(1)	12	10	23	21
Transaction costs(1)	(12)	18	(2)	37
Gains/losses on disposition of non-investment properties(1)	—	—	3	(1)
Imputed Interest(2)	8	13	16	27
LP Investments realized gains(3)	—	27	14	87
BSREP III earnings(4)	—	3	3	9
Company FFO and realized gains	$178	$362	$501	$729

FFO	$170	$291	$444	$549
Depreciation and amortization of real estate assets	(66)	(70)	(135)	(139)
Fair value (losses) gains, net	(803)	(1,092)	(1,113)	(722)
Share of equity accounted income - Non FFO	(908)	618	(1,158)	645
Income tax (expense) benefit	48	62	(113)	(26)
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	306	318	336	153
Non-controlling interests of others in operating subsidiaries and properties	(259)	(104)	(146)	276
Net income	$(1,512)	$23	$(1,885)	$736

(1) Presented net of non-controlling interests on a proportionate basis.
(2) Represents imputed interest on commercial developments accounted for under the equity method under IFRS.
(3)Net of associated carried interest to be due at a future date.
(4) BSREP III is now accounted for as a financial asset which results in FFO being recognized in line with distributions. As such, the BSREP III earnings adjustment reflects our proportionate share of the Company FFO.

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NET INCOME PER UNIT

	Three months ended
	Jun. 30, 2020			Jun. 30, 2019
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$(1,253)	935.6	$(1.34)	$127	952.1	$0.13
Preferred share dividends	(11)	—	—	(3)	—	—
Number of units on conversion of preferred shares(1)	—	70.1	—	—	70.1	—
Basic per IFRS	(1,264)	1,005.7	(1.26)	124	1,022.2	0.12
Dilutive effect of conversion of capital securities and options(2)	—	—	—	—	0.1	—
Fully-diluted per IFRS	$(1,264)	1,005.7	$(1.26)	$124	1,022.3	$0.12

(1) IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2) For the three months ended June 30, 2020, capital securities were fully redeemed and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Three months ended
	Jun. 30, 2020			Jun. 30, 2019
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$(1,253)	935.6	$(1.34)	$127	952.1	$0.13
Preferred share dividends	(11)	—	—	(3)	—	—
Dilutive effect of conversion of preferred shares(1)	29	70.1	0.41	29	70.1	0.41
Dilutive effect of conversion of capital securities and options(2)	—	—	—	2	4.5	0.44
Fully-diluted per management	$(1,235)	1,005.7	$(1.23)	$155	1,026.7	$0.15

(1) Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.
(2) For the three months ended June 30, 2020, capital securities were fully redeemed and therefore excluded from the calculation of fully-diluted net income per IFRS.

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NET INCOME PER UNIT

	Six months ended
	Jun. 30, 2020			Jun. 30, 2019
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$(1,739)	939.5	$(1.85)	$460	961.4	$0.48
Preferred share dividends	(20)	—	—	(3)	—	—
Number of units on conversion of preferred shares(1)	—	70.1	—	—	70.1	—
Basic per IFRS	(1,759)	1,009.6	(1.74)	457	1,031.5	0.44
Dilutive effect of conversion of capital securities and options(2)	—	—	—	—	0.1	—
Fully-diluted per IFRS	$(1,759)	1,009.6	$(1.74)	$457	1,031.6	$0.44

(1) IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2) For the six months ended June 30, 2020, capital securities were fully redeemed and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Six months ended
	Jun. 30, 2020			Jun. 30, 2019
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$(1,739)	939.5	$(1.85)	$460	961.4	$0.48
Preferred share dividends	(20)	—	—	(3)	—	—
Dilutive effect of conversion of preferred shares(1)	59	70.1	0.84	59	70.1	0.84
Dilutive effect of conversion of capital securities and options(2)	—	—	—	8	13.1	0.61
Fully-diluted per management	$(1,700)	1,009.6	$(1.68)	$524	1,044.6	$0.50

(1) Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.
(2) For six months ended June 30, 2020, capital securities were fully redeemed and therefore excluded from the calculation of fully-diluted net income per IFRS.

Brookfield Property Partners L.P. 11